                                                                   EXHIBIT 3.1.2



                             ARTICLES OF AMENDMENT
                                       OF
                           FELCOR SUITE HOTELS, INC.


         FelCor Suite Hotels, Inc., a Maryland corporation (the "Corporation"), certifies as follows:

         FIRST: The Corporation desires to amend its Charter as currently in effect.

         SECOND: Article IX of the Charter of the Corporation is hereby amended as set forth below:



         The following shall be deleted:

                                  ARTICLE IX.
                           Limitation on Indebtedness

         The Corporation may not incur or suffer to exist as of the end of any month Indebtedness (as defined below) in an amount in excess of 40% of the Corporation's investment in hotel properties, at its cost, after giving effect to the Corporation's use of proceeds from any Indebtedness. The Corporation's investment in hotel properties shall include all investments by the Corporation constituting, evidencing or secured by an interest in property, whether tangible or intangible and whether real, personal or mixed, that is used or intended for use in, or in any manner connected with or relating to, the ownership or leasing of hotels. In determining its cost of such investments, there shall be included (1) the amount of all cash paid and the value (as determined by the Board of Directors for purposes of such investment) of any other property transferred therefor by the Corporation, (2) the amount of all Indebtedness and other obligations assumed or incurred by the Corporation or to which the Corporation takes subject, and (3) the value (as determined by the Board of Directors for the purposes of such investment) of all equity securities of which the issuer is an entity that is, or upon such investment will be, included within the Corporation and which are issued (otherwise than for cash) to, or retained by, any person other than the Corporation in connection with such investment. For purposes of the foregoing restriction, (A) "Indebtedness" of the Corporation shall mean the consolidated liabilities of the Corporation for borrowed money (including all notes payable and drafts accepted representing extensions of credit) and all obligations evidenced by bonds, debentures, notes or similar instruments on which interest charges are customarily paid, including obligations under capital leases, and (B) "Corporation" shall mean this Corporation and any subsidiary entity consolidated therewith, under generally accepted accounting principals.

                 THIRD: The amendment of the Corporation's Charter set forth in these Articles of Amendment was advised by the Board of Directors of the Corporation and was approved by the shareholders of the Corporation.

         IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf on the 16th day of June, 1997, by its Senior Vice President, who acknowledges that these Articles of Amendment are the act of the Corporation and certifies that, to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles of Amendment are true in all material respects.

ATTEST:                                     FELCOR SUITE HOTELS, INC.


    /s/ Thomas L. Wiese                     By: /s/ Lawrence D. Robinson  (SEAL)
---------------------------------           -------------------------------
Thomas L. Wiese                                     Lawrence D. Robinson
Assistant Secretary                                 Senior Vice President





                                      -3-